December 26, 2012

VIA EDGAR

Larry Spirgel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington D.C. 20549

Re:	MeetMe, Inc. (F/K/A Quepasa Corporation)
Form 10-K for the fiscal year ended December 31, 2011 Filed March 14, 2012

Form 10-Q for the quarterly period ended September 30, 2012 File No. 1-33105

Dear Mr. Spirgel:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the MeetMe, Inc. (F/K/A Quepasa Corporation) (the “Company”): (i) Form 10-K for the fiscal year ended December 31, 2011, filed on March 14, 2012; and (ii) Form 10-Q for the quarterly period ended September 30, 2012, as set forth in the Staff’s letter dated November 29, 2012. For your convenience, we have repeated your comments in our letter and the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Staff’s letter. The Company respectfully requests that the Staff allow the Company to address these comments in future filings beginning with the Form 10-K for the year ended December 31, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Business page 1

1.	Please provide a fuller and more detailed description of the functioning of your platform. For example, how do the social games and applications permit users to connect with new people?

Response to Comment #1, Description of the functioning of our platform:

MeetMe is a social network for meeting new people and makes meeting new people fun through social games and applications.  The MeetMe service, both on the web and in its mobile applications on iPhone, iPad, and Android, includes a combination of traditional social networking features (e.g. profiles, messaging, friend lists) and unique social discovery applications that facilitate interactions among users and encourage users to connect with each other. An example of such an application is the Live Feed, a location-based news feed that displays text, photo, and video posts of users geographically proximate to the viewing user.

Through the Live Feed and other features like Photoboard, Locals, and Match, users are able to discover relevant people around them. Once users connect through such a feature, some portion of those users will take other actions on particular users including viewing their profiles and sending them messages.  The platform’s health is a function of its number of active users, the number of new users joining per day, and the average revenue per user. We will include this disclosure in future filings or as otherwise advised by the Staff.

MeetMe, Inc.
100 Union Square Drive, New Hope, PA 18938

2.	Please revise to explain how mobile credits and “Lunch Money” work and explain how each of these products generates revenues.

Response to Comment #2, Explanation of mobile credits and “Lunch Money”:

The Company offers mobile credits and “Lunch Money” as virtual currency to our platform users. Users buy Lunch Money and credits to purchase the Company’s virtual products which put them in the spotlight, helping to get more attention from the community and thereby meet more people faster on our platform.  These virtual products are consumed immediately. Spotlight Bar, Feed Spotlight, and Match Spotlight are examples of the virtual products sold on our platform.  Spotlight Bar enables users to purchase placement in some of the most highly trafficked areas of the MeetMe.com website and mobile applications, resulting in more attention in the form of profile views, messages, and friend requests from people near them. Feed Spotlight drives more views, likes, and comments to spotlighted posts for a period of time within a given geographic region and age group. The Match Spotlight application product drives more attention and activity within our Platform’s Match game by purchasers to be shown more often to potential matches.

Lunch Money is virtual currencies purchased using PayPal by our users to buy premium virtual products on our platform.  Credits can be purchased using PayPal on the website and mobile applications and have a value of 50 credits to $1.00.  Platform users do not own the credits but have limited right to use the credits on virtual products offered for sale on the Company’s platform. Credits are non-refundable, we may change the purchase price of credits at any time, and we reserve the right to stop issuing credits in the future.  The Company’s virtual currencies are not transferable, cannot be sold or exchanged outside our platform, are not redeemable for any sum of money, and can only be used for virtual products sold on our platform. Lunch Money is purchased by users and used and recorded as revenue immediately. Credits are recorded in deferred revenue when purchased and recorded as revenue when used. We will modify this disclosure in future filings or as otherwise advised by the Staff.

3.	We note in the table on page 3 the significant decrease in the number of MAU’s and Visits for the Quepasa platform. Please revise to explain to what you attribute this decline.

Response to Comment #3, Explanation of decrease in number of MAU’s and Visits for the Quepasa platform:

After the acquisition  of Insider Guides, Inc. (“myYearbook”) in November 2011,  management decided to standardize the combined websites on a rebranded common platform to leverage the products available to the users. As a result, no additional marketing, development activity or additional site functionality were made to the Quepasa site in anticipation of a migration of the existing user profiles.  Additionally marketing to new users was significantly reduced since all users would be migrated to the new site in the coming months.  Without marketing, continuous product and site enhancements, the activity on the site was negatively impacted and traffic on the site began to decrease.  We anticipated this decrease in MAU’s and visits as we focused all our efforts on the integration of the two sites onto one common platform.

We will modify this disclosure in future filings or as otherwise advised by the Staff.

MeetMe, Inc.
100 Union Square Drive, New Hope, PA 18938

4.
We note your disclosure on page 3 that your advertising is not dependent on “one or a few major customers.” However, we also note your disclosure on page F-12 that two customers comprised 36% and 14% of total revenue in 2011. Please explain.

Response to Comment #4, Explanation of advertising revenue base.

Our advertising revenue was a combination of two components, remnant, and DSM.  DSM campaigns may produce individually significant revenue based upon the timing of the delivery of the campaign.  The disclosure on page F-12 refers to a large DSM customer and an advertising customer that is an aggregator for remnant Internet advertising and represents thousands of different clients. There are many of these aggregators that could provide similar sources of advertising revenue. Our business is not dependent on any one or a few major customers; however our advertising revenue composition may result in significant customer concentrations due to the timing of large DSM, currently Social Theater, campaigns and advertising aggregators.

In future filings or as otherwise advised by the Staff, we will add additional disclosure to more fully explain the source of the Company’s advertising revenue base.

5.
We note that the operating metrics disclosed on page 3 do not appear to be consistent with those disclosed on page 31.  For example, your disclosure on page 3 indicates that the monthly average page views for your platforms during the quarter ended December 31, 2011 was approximately 8.6 billion, but you disclose total page views of 5.43 billion for such period on page 31.  This is just an example.  Please explain.

Response to Comment #5, Explanation of operating metric presentations.

myYearbook was acquired by the Company in November 2011.  The operating metrics on page 3 included the combined operating metrics for the full quarter from myYearbook to show the actual comparative data on how the quarterly traffic would have looked if myYearbook had been acquired prior to the start of the fourth quarter of 2012.  We disclose at the bottom of the chart on page 3 that the myYearbook data represents the entire quarter period but that the transaction did not close until November 10, 2011. The operating metrics included on page 31 reflect the actual statistics from the myYearbook acquisition date through the end of the quarter.

In future filings or as otherwise advised by the Staff, we will add disclosure to more clearly reflect that this information differs from the data on page 3 because only the actual traffic numbers are being used since the completion of the acquisition of myYearbook.

Financial Statements
Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies

Accounts Receivable- Trade, page F-6

6.
Please explain to us why the amount of impressions “often differ between tracking systems” and how the resulting discounts are determined.  Also, tell us if one system normally reports more impressions than another and explain why you and your advertisers do not designate a specific system for measuring impressions.

Response to Comment #6, Explanation of difference between tracking systems for impressions

MeetMe, Inc.
100 Union Square Drive, New Hope, PA 18938

Difference between ad serving platforms with respect to impressions is an industry norm, primarily due to lag time between serving of ads and other technical differences.  For example: in the publisher’s platform an impression might be counted as soon as the web page opens, however, if the user were to close his or her web browser window as soon as the page is rendered, that impression data might not be counted by the advertisers tracking system, nor would the advertiser consider it a valid impression.

Typically our  internal tracking system would report more impressions than the advertiser due to examples as described above.  The discounts would be determined by taking the difference in impressions between the two tracking systems and applying the appropriate CPM (cost per thousand) that the impressions were being served at, so if we agreed to a CPM of $1.00 with an advertiser, and we reported 100,000 impressions, and the advertiser had 95,000 impressions, the discount would be calculated as follows – 5,000 impressions divided by 1,000 multiplied by $1.00 to come up with a discount of $5.00.  We have hundreds of customers, and our customers advertise on thousands of publishers, so it would be nearly impossible for everyone to agree to designate a specific system for measuring impressions. We maintain an allowance based on estimates, for potential discounts based on historical experience and other information available to management. The discounts are less than 1% of the related revenues which is not material.

We will include expanded disclosure in future filings or as otherwise advised by the Staff.

Revenue Sources and Recognition, Virtual Currency, page F-10

7.	Please disclose and tell us how you are accounting for the virtual currency earned by users.

Response to Comment #7, Accounting for virtual currency earned by users

Virtual currency is a product that is used to enhance the engagement interactions between members of our site.  Virtual currency products are primarily used for self-promotion by users through various subscription based tools on the site.  For subscription based products, the Company recognizes revenue over the one-month period of the subscription.  Virtual products are consumed immediately and revenue is recognized when the user purchases the product on our platform.  When a user purchases virtual currency the revenue is deferred until spent by the user.

We will add additional disclosure in future filings or as otherwise advised by the Staff.

8.	Please disclose and tell how you are accounting for Social Theater revenue that are distributed outside your owned and operated properties and mobile applications.

Response to Comment #8, Accounting for Social Theater revenue

Social Theater is a product that allows us to offers advertisers a way to leverage the Facebook platform through guaranteed actions by Facebook’s user base.  Typical guaranteed actions available to advertisers are video views, fan page growth, quizzes and surveys.   Social Theatre revenue is recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, collectability is reasonable assured, and the service has been rendered. The Social Theater prices are both fixed and determinable based on the contract with the advertiser.  The user completes an action and the electronic record of the transaction triggers the revenue recognition. The collection of the Social Theater revenue is reasonably assured by contractual obligation and historical payment performance.

We will add additional disclosure in future filings or as otherwise advised by the Staff.

MeetMe, Inc.
100 Union Square Drive, New Hope, PA 18938

9.	For Social Theater revenues that you act as a principal, please tell us why it is appropriate to account for such revenue upon delivery of the virtual currency to users’ account.

Response to Comment #9, Accounting for revenue upon delivery of virtual currency

Social Theatre revenue is recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, collectability is reasonable assured, and the service has been rendered. The Social Theater prices are both fixed and determinable based on the contract with the advertiser.  The user completes an action and the electronic record of the transaction triggers the revenue recognition. The collection of the Social Theater revenue is reasonably assured by contractual obligation and historical payment performance.  The delivery of virtual currency from the  hosting platform to a user evidences the completion of the action required by the customer that the service has been rendered for Social Theater revenue recognition.

In future filings or as otherwise advised by the Staff, we will modify the disclosure to expand our explanation of the earnings process as noted above.

10.
Please provide us your analysis documenting your basis for concluding the company was the accounting acquirer, when accounting for the merger with Insider Guides, Inc. Include in your response your consideration of the factors found in ASC 805-10-55-12.

Response to comment 10- Basis for concluding the Company was the accounting acquirer

The acquisition of myYearbook was effected primarily by exchanging equity interests and transfer of cash. The Company, the acquirer, issued its equity interests and transferred cash to the shareholders of myYearbook.  An analysis under ASC 805 and specifically 805-10-55-10 through 805-10-55-13 was conducted at the time of the business combination.  Based on our analysis of the pertinent facts and circumstances in the myYearbook business combination, the Company met the following acquirer criteria of ASC 805-10-55-12:

(a)
The relative voting rights in the combined entity after the business combination—the acquirer is usually the combining entities whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants or convertible securities.

The Company’s shareholders retained in excess of 50% of voting rights post acquisition.  There were no other unusual or special voting arrangements, options, warrants or convertible securities issued in conjunction with the acquisition which provided voting rights.

(b)
The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest—The acquirer is usually the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

The Company's original  shareholders held in excess of 50%  of voting shares at the date of acquisition and continued to hold the largest minority voting interest in the combined entity.

MeetMe, Inc.
100 Union Square Drive, New Hope, PA 18938

(c)
The composition of the governing body of the combined entity—The acquirer is usually the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Pursuant to Agreement and Plan of Merger (Agreement), myYearbook delivered to the Company the resignations of such directors and officers of myYearbook and its subsidiaries, as the Company specified, prior to the closing date.   The Company included three designees, Mr. Geoffrey Cook and two other directors of myYearbook, for election to the Company’s eight member board of directors and added Mr. Cook to the Company’s three member the Company’s Executive Committee. Therefore the Company’s board of directors prior to the acquisition retained a majority position after the business combination.

(d)	The composition of the senior management of the combined entity—The acquirer is usually the combining entity whose (former) management dominates the management of the combined entity.

Pursuant to the Agreement, the Company’s senior management team, including the chief executive officer and chief financial officer, retained control of the combined entity.  The employees of myYearbook became the employees of the surviving wholly owned subsidiary of the Company.  The Agreement gave the chief executive officer of the Company approval rights over compensation and termination decisions made by Mr. Geoff Cook for the subsidiary.

(e)
The terms of the exchange of equity interests—The acquirer is usually the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

The Company's acquisition price for myYearbook of $18 million in cash and 17 million shares of common stock includes a significant premium over the pre-combination book and fair value of the myYearbook equity interests.

The Company initiated the acquisition of myYearbook, is the parent company in legal form, and designated a majority of the board of directors and executive committee. These factors under ASC 805-10-55-12 clearly indicate that the Company was the accounting acquirer although under ASC 805-10-55 myYearbook had historical revenues which exceeded that of the Company and the Company’s total assets minimally exceeded that of myYearbook at the acquisition date.

11.	Regarding your allocation of the Insider Guides, Inc. purchasing price allocation, please tell us in detail why a customer relationship intangible asset was not recognized.

Response to Comment #11, Customer relationship intangible asset

The Company did indeed recognize a customer relationship intangible asset.  The Company’s intangible assets at December 31, 2011 included approximately $1.2 million for advertising customer relationships in conjunction with the purchase price allocation of the myYearbook business combination which are amortizing over three years. The amount is disclosed in Note 5 on page F-16.  myYearbook through its social media platform  had long term customer relationships with many leading advertiser and brands but was not dependent on one or a few major customers.  The myYearbook advertising team of approximately 23 full-time employees covered major brand agencies and optimized sales of remnant impressions across three advertising exchanges and over 100 advertising networks.  myYearbook’s advertising customer relationships met the contractual identification criteria (ASC 805-20-25-2 through 10), and purchase price allocation was based on a value as determined by the excess earnings approach from historical advertising revenues (ASC 820-10-55-1).

MeetMe, Inc.
100 Union Square Drive, New Hope, PA 18938

12.	Please revise to disclose that the executive committee consists of three members, two of whom are Mr. Abbott and Mr. Cook, both of whom are officers of the company and neither of whom is independent.

Response to Comment #12, Executive committee

The Company will include this disclosure under “Executive Committee” in future filings or as otherwise advised by the Staff.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

13.	Please tell us why the following from your earnings call was not discussed in your management’s discussion and analysis.
•	Your mobile and web average revenue per daily active user is $0.13 and $0.14, respectively. We note that you intend to close this gap.
•	In the 2013 1St quarter, you plan to launch a subscription based mobile product that will provide future revenues.
•
In the current and the 20131st quarter, you plan to launch two new premium products on mobile platforms (e.g., feed advertising solution). We note that your “main focus is growing mobile app revenue” by monetizing your mobile platform.

Response to comment 13 earnings call disclosures

Under Regulation S-K, companies are required to identify and analyze trends, events and uncertainties that will, or are reasonably likely to, have a material effect on financial condition or operating performance in Management’s Discussion and Analysis (“MD&A”).  In its December 2003 interpretation release, the Commission emphasized that in deciding on the content of MD&A, companies should focus on material information and eliminate immaterial information that does not promote an understanding of the companies' financial condition, liquidity and capital resources, changes in financial condition and results of operations.  During the Company’s third quarter earnings call (the “Earnings Call”), Mr. Geoff Cook, the Company’s Chief Operating Officer, discussed the following products and services: (i) PhotoBoard, (ii) a future subscription-based mobile product and (iii) future freemium products.  Management has continued to recognize that mobile monetization is a key priority and that its products and services will be an important aspect in monetizing its mobile applications.  Management, however, cannot be certain that any one of its mobile monetization products will be successful in generating material revenue.  Providing information regarding all present and future product offerings would not promote an investors’ understanding of the Company’s financial condition or results of operations.  The Company will provide disclosure on these products or other products in MD&A to the extent they have – or management believes they will have – a material impact on the Company’s financial condition or results of operations.  Mr. Cook’s discussion of products during the Earnings Call was to give investors a general update regarding future products in the context of steps being taken in order to monetize its mobile applications.

Management has determined that it will provide investors with revenue per daily active user or other similar metrics which it believes is material to investors in future filings.

MeetMe, Inc.
100 Union Square Drive, New Hope, PA 18938

14.
We note your statement on page 25 that improving your mobile products and increasing mobile usage is a “key priority” and that approximately 60% of MeetMe daily active users access the site on mobile devices.  In your future filings, please provide a more detailed analysis of known events, trends and uncertainties with respect to you monetization of mobile products and your use of virtual currency.  For example, we note that the growth rate of mobile users was higher than the growth rate of your other users in the quarter ending September 30, 2012.  Your disclosure should address how the increase in mobile users will impact your results of operations.

We will include in future filings a more detailed analysis of known events, trends and uncertainties with respect to monetization of mobile products and use of virtual currency.  This additional disclosure will address how the increase in mobile users will impact our future results of operations.

We acknowledge to the Staff that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter.  Please direct any questions concerning this letter to me at (561) 366-1249 or mike@meetme.com by email or to our general counsel Frederic Beckley at fred@meetme.com.

Very truly yours,
MeetMe, Inc.

/s/ Michael D. Matte
Michael D. Matte
Chief Financial Officer

MeetMe, Inc.
100 Union Square Drive, New Hope, PA 18938